Exhibit 99.1

Golden Star Announces Filing of Feasibility Study for Prestea Underground Mine

TORONTO, Jan. 15, 2016 /CNW/ - Golden Star today announces that it has filed a technical report, prepared in accordance with Canada's National Instrument 43-101, for a Feasibility Study on the development of an underground mining operation at its Prestea Mine site in Ghana.

Golden Star originally announced the findings of this Feasibility Study on December 1, 2015.

The technical report, entitled "NI 43-101 Technical Report on a Feasibility Study of the Prestea Underground Gold Project in Ghana", was prepared by SRK Consulting (Canada) Ltd., under the supervision of Yao Hua (Benny) Zhang MEng., P.Eng. of SRK Consulting (Canada) Limited, an independent Qualified Person pursuant to National Instrument 43-101.

This technical report can be accessed under the Company's profile at www.sedar.com and on the Company's website at www.gsr.com.

COMPANY PROFILE

Golden Star Resources (NYSE MKT: GSS; TSX: GSC; GSE: GSR) ("Golden Star" or the "Company") is an established gold mining company that holds a 90% interest in the Wassa and Prestea gold mines in Ghana.  As of December 31, 2014 Golden Star had Mineral Reserves of 1.9 million ounces and 6.6 million ounces in Measured and Indicated Mineral Resources.  The Company is developing two brownfield projects at Wassa and Prestea mines which are expected to transform Golden Star into a lower cost producer.  As such, the Company offers investors leveraged exposure to the gold price in a stable African mining jurisdiction with significant development upside potential.

TECHNICAL INFORMATION

The technical contents of this press release have been reviewed and approved by Dr. Martin Raffield, P. Eng., a Qualified Person pursuant to National Instrument 43-101.  Dr. Raffield is Senior Vice President Technical Services for Golden Star.

SOURCE Golden Star Resources Ltd.

%CIK: 0000903571

For further information: For further information on the Company, please visit www.gsr.com or contact: Bruce Higson-Smith, Senior Vice President Corporate Strategy, +1 416 583 3800, investor@gsr.com

CO: Golden Star Resources Ltd.

CNW 12:40e 15-JAN-16